Exhibit 99.1

IM Cannabis Provides Corporate Update

VANCOUVER and GLIL YAM, Israel, September 28, 2026 - IM Cannabis Corp. (“IMCC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, announces that Einat Zakariya resigned as a director of the Company and as a member of all committees of the board of directors of the Company, effective September 27, 2026, for personal reasons.

The board of directors and management of the Company thank Einat Zakariya for her service and valuable contributions during her tenure and extend their best wishes to her in her future endeavours.

About IM Cannabis Corp.

IMCC (Nasdaq: IMCC) is an international company currently operating a medical cannabis platform serving patients in Israel and, through Adjupharm GmbH, Germany. As previously announced on August 17, 2026, the Company has entered into an agreement to sell I.M.C. Holdings Ltd. Upon completion of that transaction, the Company expects to retain its Israeli medical cannabis operations, while the German operations conducted through Adjupharm GmbH are expected to be held indirectly by the purchaser.

The IMCC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC’s products throughout the value chain.

Company Contact:

Michal Efraty

Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer

IM Cannabis Corp.

info@imcannabis.com